Management's Discussion and Analysis
For the Three Months Ended March 31, 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following management's discussion and analysis provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Golden Star Resources Ltd. and its subsidiaries (“Golden Star” or “the Company” or “we” or “our”). This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the Company's condensed interim consolidated financial statements and related notes for the three months ended March 31, 2019, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A includes information available to, and is dated, May 1, 2019. Unless noted otherwise, all currency amounts are stated in U.S. dollars and all financial information presented in this MD&A is prepared in accordance with IFRS.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation or grammatical variation thereof. Forward-looking information and statements in this MD&A include, but are not limited to, information or statements with respect to: production, cash operating costs, and all-in sustaining costs estimates and guidance for 2019 on a consolidated basis; sustaining and development capital expenditure estimates and guidance for 2019 on a consolidated basis; the Company's achievement of 2019 consolidated guidance; the range of consolidated gold production for 2019; planned exploration and drilling at Wassa and Prestea; drilling at Father Brown in the second quarter of 2019 and the focus on the prospective trends thereafter; the Company’s debt repayment obligations for the remainder of 2019; the settlement of vested performance share units; the ability of the Company to generate operating margins; Golden Star's ability to successfully pursue organic or external growth; the sufficiency of cash available to support the Company’s operations and mandatory expenditures for the next twelve months; the timing and use of proceeds of the La Mancha private placement and the ability of the Company to unlock organic growth opportunities and/or participate in the consolidation of the African gold sector.
Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of Golden Star to be materially different from future results, performance or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, liquidity risks, suppliers suspending or denying delivery of products or services, regulatory restrictions (including environmental regulatory restrictions and liability), actions by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those described in forward-looking information and statements, there may be other factors that cause actual results, performance or achievements not to be as anticipated, estimated or intended.
Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favourable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Golden Star's Annual Information Form for the year ended December 31, 2018 (filed March 29, 2019). Although Golden Star has attempted to identify important factors that could cause actual results, performances and achievements to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results, performance and achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results, performance, and achievements and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except as required by applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Dr. Martin Raffield, Senior Vice- President, Technical Services for Golden Star, who is a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), and by S. Mitchel Wasel, BSc Geology, who is a Qualified Person pursuant to NI 43-101.  Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy. All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and in compliance with the requirements of NI 43-101. All mineral resources are reported inclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on, and other scientific and technical information relating to, the mineral properties mentioned in this MD&A that are considered to be material mineral properties of the Company are contained in Golden Star's Annual Information Form for the year ended December 31, 2018 and the following current technical reports for those properties available at www.sedar.com: (i) Wassa - “NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana” effective date December 31, 2014; and (ii) Prestea Underground - “NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Bogoso/Prestea Gold Mine, Ghana” effective date December 31, 2017.
Cautionary Note to U.S. Investors
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured mineral resources or indicated mineral resources will ever be upgraded into mineral reserves.

OVERVIEW OF GOLDEN STAR
Golden Star is an established, African-focused gold producer that holds a 90% interest in two producing gold mines in Ghana.
The Wassa Complex (“Wassa”) became an underground-only operation in January 2017. The Prestea Complex (“Prestea”) comprises the Prestea Open Pits and the Prestea Underground Mine (“Prestea Underground”) and is planned to become an underground-only operation during the second quarter of 2019. The Wassa Underground Mine (“Wassa Underground”) achieved commercial production on January 1, 2017, and Prestea Underground achieved commercial production on February 1, 2018.
Golden Star’s objective is to grow into a best-in-class, mid-tier gold producer. We aim to expand the Company and its production profile through the exploration and development of our existing mines, particularly Wassa, and through strategic value accretive acquisitions.
As the winner of the Prospectors & Developers Association of Canada (“PDAC”) 2018 Environmental and Social Responsibility Award, we are committed to leaving a positive and sustainable legacy in the locations where we operate.
The Company is a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and files disclosure documents with securities regulatory authorities in Canada and Ghana, and with the SEC in the United States.
SUMMARY OF OPERATING AND FINANCIAL RESULTS

		For the Three Months Ended March 31,
OPERATING SUMMARY		2019	2018
Wassa gold sold	oz	42,999	35,853
Prestea gold sold	oz	10,497	22,507
Total gold sold	oz	53,496	58,360
Wassa gold produced	oz	42,910	35,506
Prestea gold produced	oz	10,374	22,110
Total gold produced	oz	53,284	57,616
Average realized gold price[1]	$/oz	1,257	1,258

Cost of sales per ounce - Consolidated[2]	$/oz	947	1,204
Cost of sales per ounce - Wassa[2]	$/oz	724	1,000
Cost of sales per ounce - Prestea[2]	$/oz	1,859	1,562
Cash operating cost per ounce - Consolidated[2]	$/oz	731	909
Cash operating cost per ounce - Wassa[2]	$/oz	552	683
Cash operating cost per ounce - Prestea[2]	$/oz	1,463	1,306
All-in sustaining cost per ounce - Consolidated[2]	$/oz	976	1,171
All-in sustaining cost per ounce - Wassa[2]	$/oz	760	956
All-in sustaining cost per ounce - Prestea[2]	$/oz	1,865	1,547
1 Average realized gold price per ounce for the three months ended March 31, 2018 excludes 2,049 pre-commercial production ounces sold at Prestea Underground in January 2018.
2 See “Non-GAAP Financial Measures” section for a reconciliation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales excluding depreciation and amortization.

		For the Three Months Ended March 31,
FINANCIAL SUMMARY		2019	2018³
Gold revenues	$'000	67,257	70,819
Cost of sales excluding depreciation and amortization	$'000	43,804	59,574
Depreciation and amortization	$'000	6,862	8,221
Mine operating margin	$'000	16,591	3,024
General and administrative expense	$'000	4,105	1,109
Loss/(gain) on fair value of financial instruments, net	$'000	3,873	(5,442)
Income tax expense	$'000	7,202	2,891
Net (loss)/income attributable to Golden Star shareholders	$'000	(1,924)	1,015
Adjusted net income/(loss) attributable to Golden Star shareholders[1]	$'000	9,394	(2,123)
(Loss)/income per share attributable to Golden Star shareholders - basic	$/share	(0.02)	0.01
Loss per share attributable to Golden Star shareholders - diluted	$/share	(0.02)	(0.03)
Adjusted income/(loss) per share attributable to Golden Star shareholders - basic[1]	$/share	0.09	(0.03)
Cash used by operations	$'000	(590)	(3,971)
Cash provided by operations before working capital changes[2]	$'000	14,908	810
Cash used by operations per share - basic	$/share	(0.01)	(0.05)
Cash provided by operations before working capital changes per share - basic[2]	$/share	0.14	0.01
Capital expenditures	$'000	13,142	11,582
1 See “Non-GAAP Financial Measures” section for a reconciliation of adjusted net income/(loss) attributable to Golden Star shareholders and adjusted income/(loss) per share attributable to Golden Star shareholders-basic to net (loss)/income attributable to Golden Star shareholders.
2 See “Non-GAAP Financial Measures” section for an explanation of the calculation of cash provided by operations before working capital changes and cash provided by operations before working capital changes per share - basic.
³ Per share data has been re-stated to reflect the share consolidation that was implemented on October 30, 2018.

•
Gold revenue totaled $67.3 million in the first quarter of 2019, compared to $70.8 million in the same period in 2018. Gold revenue for the first quarter of 2019 was $3.5 million or 5% lower than the same period in 2018, primarily as a result of a decrease in gold revenue generated from Prestea, partially offset by an increase in gold revenue generated by Wassa. Compared with the same period in 2018, gold revenue generated from Prestea decreased by 48%, resulting from the planned decrease in production from the Prestea Open Pits and the slower than expected ramp up at Prestea Underground. Gold revenue generated from Wassa increased by 19% as a result of increased mining rates at Wassa Underground. The consolidated average realized gold price was $1,257 per ounce in the first quarter of 2019, compared to $1,258 per ounce for the same period in 2018.

•
Gold sales totaled 53,496 ounces in the first quarter of 2019, compared to 58,360 ounces sold in the same period in 2018. Gold sales in the first quarter of 2019 decreased 8% from the same period in 2018 primarily as a result of a decrease in gold sales from Prestea, partially offset by an increase in gold sales from Wassa. Wassa gold sales of 42,999 ounces in the first quarter of 2019 were 20% higher than the same period in 2018 as a result of increased mining rates at Wassa Underground. Prestea gold sales of 10,497 ounces in the first quarter of 2019 were 53% lower than the same period in 2018 due primarily to the planned decrease in production from the Prestea Open Pits and the slower than expected ramp up at Prestea Underground. Production rates at Prestea Underground continue to be lower than expected and have not been able to offset the lower production at the Prestea Open Pits as planned.

•
Cost of sales excluding depreciation and amortization in the first quarter of 2019 totaled $43.8 million compared to $59.6 million in the same period in 2018. Cost of sales excluding depreciation and amortization in the first quarter of 2019 decreased 26% compared to the same period in 2018 due mainly to a $7.8 million decrease in operating costs to metals inventory expense, as both Prestea and Wassa drew down less on ore stockpiles during the period. Mine operating expenses decreased $4.3 million mainly due to reduced production from the Prestea Open Pits, offset partially by increased mining rates at Wassa Underground. In addition, severance decreased $3.1 million, as suspension of the Wassa surface mining operation was completed in early 2018. Royalty expense decreased $0.4 million due to lower gold sales in the period at Prestea, offset partially by higher gold sales at Wassa, and inventory net realizable value adjustments and write-offs at Prestea decreased $0.2 million.

•
Consolidated cost of sales per ounce was $947 in the first quarter of 2019, 21% lower than $1,204 in the same period in 2018. Consolidated cash operating cost per ounce was $731 in the first quarter of 2019, 20% lower than $909 in the same period in 2018. Wassa achieved a 19% improvement in cash operating cost per ounce in the first quarter of 2019 due mainly to an increase in gold sold during the period and a reduction in operating costs from metals inventory. Mine operating expenses increased slightly as a result of an increase in total tonnes mined, as Wassa Underground has steadily increased its mining rates. Cash operating cost per ounce at Prestea increased 12% due mainly to a decrease in gold sold during the period, offset partially by a decrease in mine operating expenses and operating costs from metals inventory, resulting from reduced production from the Prestea Open Pits and a lower draw down of ore stockpiles in the period, respectively. Production rates at Prestea Underground continue to be lower than expected and have not been able to offset the lower production at the Prestea Open Pits as planned.

•
Depreciation and amortization expense totaled $6.9 million in the first quarter of 2019 compared to $8.2 million in the same period in 2018. The decrease in depreciation and amortization expense in the first quarter of 2019 was due to a decrease in depreciation at both Wassa and Prestea. Wassa depreciation decreased mainly due to an increase in the total recoverable gold ounces over the life of mine of Wassa Underground, while Prestea depreciation decreased due to a decrease in gold production in the period.

•
General and administrative expense totaled $4.1 million in the first quarter of 2019, compared to $1.1 million in the same period in 2018. The increase in general and administrative expense for the first quarter of 2019 was due primarily to a $3.6 million increase in share-based compensation expense compared to the same period in 2018. General and administrative expense, excluding share-based compensation, totaled $3.2 million compared to $3.7 million in the same period in 2018.  The decrease relates primarily to a decrease in salaries and benefits.

•
Finance expense totaled $3.5 million in the first quarter of 2019, compared to $4.8 million in the same period in 2018. The decrease in finance expense for the first quarter of 2019 was due primarily to a $1.0 million increase in net foreign exchange gains, a $0.5 million increase in interest income and a $0.3 million decrease in interest expense. These decreases were offset by a $0.6 million decrease in capitalized interest, as Prestea Underground achieved commercial production on February 1, 2018. For the three months ended March 31, 2019 a total of $2.8 million in interest payments were made, which was consistent with the same period in 2018.

•
The Company recorded a loss of $3.9 million on fair value of financial instruments in the first quarter of 2019 compared to a $5.4 million gain in the same period in 2018. The $3.9 million fair value loss in the first quarter of 2019 relates to a non-cash revaluation loss on the embedded derivative liability of the 7% Convertible Debentures. The $5.4 million fair value gain recognized in the first quarter of 2018 was related to a non-cash revaluation gain on the embedded derivative liability of the 7% Convertible Debentures. The valuation techniques used for these financial instruments are disclosed in the “Financial Instruments” section of this MD&A.

•
Income tax expense was $7.2 million in the first quarter of 2019 compared to $2.9 million for the same period in 2018. The increase in income tax expense compared to prior year relates primarily to the increase in mine operating margin at Wassa.

•
Net loss attributable to Golden Star shareholders for the first quarter of 2019 totaled $1.9 million or $0.02 loss per share (basic), compared to a net income of $1.0 million or $0.01 income per share (basic) in the same period in 2018. The decrease in net income and income per share attributable to Golden Star shareholders in the first quarter of 2019 was mainly due to an increase of $9.3 million in the loss on fair value of financial instruments, a $4.3 million increase in income tax expense, a $3.0 million increase in general and administrative expenses, a $0.3 million decrease in other income and a $0.1 million increase in exploration expense, partially offset by a $13.6 million increase in mine operating margin and a $1.2 million decrease in finance expense.

•
Adjusted net income attributable to Golden Star shareholders (see “Non-GAAP Financial Measures” section) was $9.4 million in the first quarter of 2019, compared to adjusted net loss attributable to Golden Star shareholders of $2.1 million for the same period in 2018. The increase in adjusted net income attributable to Golden Star shareholders for the first quarter of 2019 compared to the same period in 2018 was primarily due to an increase in mine operating margin at Wassa, a decrease in general and administrative expenses (excluding share-based compensation) and net finance expenses, offset partially by a decrease in other income and an increase in exploration expense compared to the same period in 2018.

•
Cash provided by operations before working capital changes (see “Non-GAAP Financial Measures” section) was $14.9 million for the first quarter of 2019, compared to $0.8 million of cash provided by operations before working capital changes in the same period in 2018. The increase in cash provided by operations before working capital changes was due primarily to an increase in mine operating margin at Wassa, a decrease in consolidated general and administrative expense (excluding share based compensation) and reclamation payments.

•
Capital expenditures for the first quarter of 2019 totaled $13.1 million compared to $11.6 million in the same period in 2018. Capital expenditures at Wassa during the first quarter of 2019 comprised 84% of total capital expenditures and totaled $11.1 million, which included $5.4 million on exploration drilling, $2.1 million on Wassa Underground capitalized development, $1.3 million on mobile equipment, $1.1 million on the construction of a ventilation raise, $0.6 million related to the tailings storage facility and the remainder on other equipment and capital expenditures. Capital expenditures at Prestea during the first quarter of 2019 comprised 16% of total capital expenditures and totaled $2.1 million, which included $1.6 million on sustaining capital related to Prestea Underground, $0.2 million on exploration drilling and $0.3 million on other equipment and capital expenditures.
OUTLOOK FOR 2019
Production and cost guidance
Production and cost guidance for 2019 remain unchanged.

	Gold production	Cash operating costs	All-in sustaining costs
	thousands of ounces	$ per ounce	$ per ounce
Wassa	170 - 180	560 - 600
Prestea	50 - 60	840 - 1,000
Consolidated	220 - 240	620 - 680	875 - 955
Capital expenditure guidance
Capital expenditure guidance for 2019 remains unchanged.

	Sustaining	Development	Total
	$ millions	$ millions	$ millions
Wassa	20.7	18.1	38.8
Prestea	9.5	—	9.5
Exploration	—	13.4	13.4
Consolidated	30.2	31.5	61.7
CORPORATE DEVELOPMENTS
Gold prices
Spot gold prices were $1,295 per ounce at March 31, 2019, up from $1,282 per ounce at December 31, 2018. The Company realized an average gold price of $1,257 per ounce for gold sales during the first quarter of 2019, compared to an average realized gold price of $1,258 per ounce for the same period in 2018. The spot gold price on May 1, 2019 was $1,282 per ounce.
Revenue from spot sales during the first quarter of 2019 resulted in an average realized gold price of $1,304 per ounce whereas revenue recognized from the gold purchase and sale agreement (the “Streaming Agreement”) with RGLD Gold AG (“RGLD”), a wholly-owned subsidiary of Royal Gold Inc. (“RGI”), resulted in an average realized gold price of $874 per ounce.

	For the Three Months Ended March 31, 2019
	$'000	Ounces	Realized price per ounce
Revenue - Stream arrangement
Cash proceeds	$1,506
Deferred revenue recognized	3,547
	$5,053	5,779	$874
Revenue - Spot sales	62,204	47,717	1,304
Total	67,257	53,496	$1,257

Management Change
On April 17, 2019, the Company announced that Sam Coetzer will be leaving the Company as of April 30, 2019, and that the Board of Directors had appointed Andrew Wray as President and Chief Executive Officer, effective May 1, 2019.
Mr. Wray will remain the Chief Executive Officer of La Mancha until April 30, 2019. Prior to joining La Mancha, Mr. Wray worked for Acacia Mining for over 7 years, where he was Chief Financial Officer. Formerly, he spent close to 15 years with JP Morgan Cazenove, advising companies in their capital-raising activities and other strategic objectives across a range of sectors. Prior to joining JP Morgan Mr. Wray worked for the Kuwait Investment Office in London.
Mr. Coetzer will remain President and Chief Executive Officer until April 30, 2019. However, he will not be standing for election as a director of the Company at the Annual General Meeting on May 2, 2019.
Mineral Reserve and Resource Update
On March 28, 2019, the Company announced a 6% increase in total proven and probable mineral reserves to 1.8 million ounces of gold after mined depletion. Measured and indicated mineral resources remained stable at 5.9 million ounces of gold. Inferred mineral resources increased by 12% to 7.2 million ounces of gold. Wassa Underground mineral reserve increased by 47% after mined depletion and Prestea mineral reserve decreased by 36% including mined depletion.¹
Wassa Mineral Reserve
The total Wassa mineral reserve increased by 23% after 2018 mining depletion. The increase is attributable to strong results from the 2018 underground definition drilling program combined with a stope optimization process. Drilling from surface has extended the indicated mineral resource approximately 65 metres (“m”) to the south and a hanging wall drive has allowed the definition drilling to access areas to the south of the current stoping area.
Open pit mineral reserve tonnes have reduced by 20% and the grade has increased by 20% resulting in equivalent ounces. This change is a result of increasing the marginal cut-off grade from 0.6g/t in 2017 to 0.7g/t in 2018 to account for a royalty payment that was omitted in 2017. The mineral reserve ounces have remained the same due to an increase in the rock density estimate following extensive testing and changes in the resource model.
Prestea Mineral Reserve
At Prestea the open pit mineral reserve was depleted in 2018 and additional material was mined during the year that was outside of the reserve estimate.
The underground mineral reserve has reduced by 146,000 ounces as a result of 2018 mining depletion and changes to the resource model following definition drilling and underground development. The new interpretation of the resource includes areas defined by drilling and raising where fault movement has resulted in areas of ore loss within the planned stopes.
The interpretation of the plunge of the high grade core of the resource has moved to the north of the current stoping area. This has resulted in loss of mineral reserves between 24 and 27L. Exploration drilling is currently being carried out in this northern area, both above and below 24L, and the expectation is to be able to identify additional mineral resources during 2019 to replace those losses.
Exploration Update
During the first quarter of 2019, exploration activities at Wassa continued to focus on step out and inferred to indicated mineral resource conversion drilling. At Prestea two underground drill rigs were steadily drilling, one on stope definition drilling ahead of mining and the second testing extensions of the West Reef to the north. Surface drilling of the Father Brown and Adoikrom deposits utilized two drill rigs in the first quarter of 2019, testing both the structures at depth and along projected plunges.
Wassa Underground
At the end of the first quarter of 2019, seven drill rigs were employed at Wassa with the objective of further testing the extensions of the Wassa Underground gold mineralization to the south as well as converting the inferred mineral resources to indicated mineral resources.   Twenty holes were completed during the quarter totaling approximately 15,600m. The Company expects to release further drilling results in the second quarter of 2019.

¹ See press release entitled, “Golden Star Announces Mineral Reserve and Mineral Resource Update; Wassa Underground Reserve increase 47%”.
Prestea Underground
Drilling of the West Reef from 24 Level at Prestea Underground utilized two drill rigs in the first quarter of 2019, completing twenty holes for a total of 4,110m.  The drilling focused on in-filling the existing indicated mineral resources ahead of mining and testing inferred mineral resources between the 21 and 24 Levels, north of the existing mining areas. The 262 drill chamber on 24 Level was completed in the fourth quarter of 2018 and the second contractor drill rig commenced drilling in the middle of January 2019. Drilling with two underground rigs will continue through 2019 and the Company expects to release results in the second quarter of 2019.
Father Brown satellite deposit
During the first quarter of 2019, the Company continued its drilling of the Father Brown targets. Two surface contractor rigs were utilized completing 17 holes totaling approximately 9,000m. Drilling to date has identified two plunging shoots which will be further drill tested in the second quarter of 2019. The drilling of these targets will be paused during the second quarter of 2019 in order to review the results from a conceptual mine design perspective to determine if the further drilling is warranted.
On February 19, 2019, the Company announced an updated mineral resource estimate at Father Brown, consisting of the Father Brown and Adoikrom Zones. Inferred mineral resources have increased 93% from 246,000 ounces at year-end 2017, to 474,743 ounces at an average grade of 6.7 grams per tonne (“g/t”) of gold (“Au”). The updated indicated and inferred mineral resource estimate includes results of 18 holes totaling 8.873m of drilling.¹ The Company expects to release further drilling results in the second quarter of 2019.

¹ See press release entitled, “Golden Star Updates Mineral Resource Statement at Father Brown: 93% Increase in Inferred Mineral Resources”.

WASSA OPERATIONS
Through a 90% owned subsidiary, Golden Star (Wassa) Limited, the Company owns and operates the Wassa Complex. Wassa is located in the southwestern region of Ghana, approximately 35 kilometers northeast of the town of Tarkwa. In 2018, Golden Star operated the Wassa Main Pit (an open pit operation) and Wassa Underground (an underground operation). As of February 1, 2018, Wassa became an underground-only operation. Wassa has a non-refractory processing plant (the “Wassa processing plant”) consisting of a carbon-in-leach (“CIL”) system with a capacity of 2.7 million tonnes per annum. In the first quarter of 2018, ore from both the Wassa Main Pit and Wassa Underground was processed at the Wassa processing plant, while in the first quarter of 2019 ore from Wassa Underground and stockpiles was processed at the Wassa processing plant.

		For the Three Months Ended March 31,
		2019	2018
WASSA FINANCIAL RESULTS
Revenue	$'000	53,992	45,352

Mine operating expenses	$'000	23,433	21,226
Severance charges	$'000	225	3,394
Royalties	$'000	2,799	2,366
Operating costs from metals inventory	$'000	323	3,251
Cost of sales excluding depreciation and amortization	$'000	26,780	30,237
Depreciation and amortization	$'000	4,372	5,608
Mine operating margin	$'000	22,840	9,507

Capital expenditures	$'000	11,066	6,606

WASSA OPERATING RESULTS
Ore mined - Main Pit	t	—	54,281
Ore mined - Underground	t	326,747	213,392
Ore mined - Total	t	326,747	267,673
Waste mined - Main Pit	t	—	72,538
Waste mined - Underground	t	56,229	73,528
Waste mined - Total	t	56,229	146,066
Ore processed - Main Pit/Stockpiles	t	40,043	215,552
Ore processed - Underground	t	326,747	213,392
Ore processed - Total	t	366,790	428,944
Grade processed - Main Pit/Stockpiles	g/t	0.64	0.90
Grade processed - Underground	g/t	4.31	4.54
Recovery	%	95.6	95.2
Gold produced - Main Pit/Stockpiles	oz	806	5,992
Gold produced - Underground	oz	42,104	29,514
Gold produced - Total	oz	42,910	35,506
Gold sold - Main Pit/Stockpiles	oz	895	6,339
Gold sold - Underground	oz	42,104	29,514
Gold sold - Total	oz	42,999	35,853

Cost of sales per ounce[1]	$/oz	724	1,000
Cash operating cost per ounce[1]	$/oz	552	683
All-in sustaining cost per ounce¹	$/oz	760	956
1 See “Non-GAAP Financial Measures” section for a reconciliation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales excluding depreciation and amortization.

For the three months ended March 31, 2019 compared to the three months ended March 31, 2018
Production
Gold production from Wassa was 42,910 ounces for the first quarter of 2019, a 21% increase from the 35,506 ounces produced during the same period in 2018. This increase in production was primarily due to a 43% increase in production from Wassa Underground resulting from an increase in mining rates, as total tonnes mined and processed increased compared to the same period in 2018. Wassa Main Pit gold production was suspended on February 1, 2018, as Wassa became an underground-only mining operation.
Wassa Underground
Wassa Underground produced 42,104 ounces of gold (or approximately 98% of Wassa's total production) in the first quarter of 2019, compared to 29,514 ounces in the same period in 2018 (or approximately 83% of Wassa's total production). This 43% increase in production was related to the 53% increase in ore tonnes mined and processed, resulting from productivity improvements, offset partially by a 5% decrease in grade. Mining rates at Wassa Underground increased to approximately 3,600 tpd on average in the first quarter of 2019 compared to approximately 2,400 tpd in the same period in 2018. Underground ore processed increased 53% to 326,747 tonnes in the first quarter of 2019 compared to 213,392 tonnes in the same period in 2018.
Wassa Main Pit/Stockpiles
Wassa Main Pit produced 806 ounces in the first quarter of 2019, compared to 5,992 ounces in the same period in 2018. This decrease in production is a result of the planned suspension of the open pit mining operation. Mining ceased from the Wassa Main Pit in January 2018 as planned, however, stockpiled ore continued to be fed to the processing plant during the first quarter of 2019.
Gold revenue
Gold revenue for the first quarter of 2019 was $54.0 million, an increase of 19% from $45.4 million in the same period in 2018 due mainly to an increase in gold sold. Gold sold increased 20% to 42,999 ounces for the first quarter of 2019, compared to 35,853 ounces in the same period in 2018. The increase was primarily a result of increased mining rates at Wassa Underground. The average realized gold price decreased 1% to $1,256 per ounce for the first quarter of 2019, compared to $1,265 per ounce in the same period in 2018.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $26.8 million for the first quarter of 2019, compared to $30.2 million for the same period in 2018. The decrease was due primarily to a $3.2 million decrease in severance charges, as suspension of the Wassa surface mining operation was completed in early 2018, and a $2.9 million decrease in operating costs from metals inventory related to a reduction in drawdown of ore stockpiles compared to the same period in 2018. Partially offsetting these decreases was a $2.2 million increase in mine operating expenses, resulting from an increase in total tonnes mined, as Wassa Underground has steadily increased its mining rates and a $0.4 million increase in royalty expense due to higher gold sales.
Depreciation and amortization
Depreciation and amortization expense decreased to $4.4 million for the first quarter of 2019, compared to $5.6 million for the same period in 2018 due mainly to an increase in the total recoverable gold ounces over the life of mine of Wassa Underground.
Costs per ounce
Cost of sales per ounce decreased 28% to $724 for the first quarter of 2019 from $1,000 in the same period in 2018. Cash operating cost per ounce decreased 19% to $552 from $683 for the same period in 2018. The lower costs per ounce in the first quarter of 2019 as compared to the same period in 2018 were primarily a result of an increase in gold sold and a decrease in operating costs from metals inventory, offset partially by an increase in mine operating expenses.
Capital expenditures
Capital expenditures for the first quarter of 2019 totaled $11.1 million compared with $6.6 million incurred during the same period in 2018. The increase in capital expenditures was due primarily to an increase of $4.1 million in exploration drilling, a $1.1 million increase related to the construction of a ventilation raise and a $0.5 million increase related to the tailings storage facility. Offsetting these increases was a $1.2 million decrease in capitalized development related to a decrease in development meters compared to the same period in 2018.

PRESTEA OPERATIONS
Through a 90% owned subsidiary, Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Prestea Complex located near the town of Prestea, Ghana. The Prestea complex consists of Prestea Underground (an underground operation), the Prestea Open Pits (neighboring open pits formed from oxide deposits) and associated support facilities. Prestea has a CIL processing facility with capacity of up to 1.5 million tonnes per annum, located 14 km away at Bogoso, which is suitable for treating non-refractory gold ore (the “non-refractory plant”). Ore from both Prestea Underground and the Prestea Open Pits is processed in the non-refractory plant. Prestea Underground achieved commercial production on February 1, 2018.

		For the Three Months Ended March 31,
		2019	2018
PRESTEA FINANCIAL RESULTS
Revenue	$'000	13,265	25,467

Mine operating expenses	$'000	16,463	22,920
Severance charges	$'000	69	—
Royalties	$'000	675	1,464
Operating costs (to)/from metals inventory	$'000	(1,103)	3,790
Inventory net realizable value adjustment and write-off	$'000	920	1,163
Cost of sales excluding depreciation and amortization	$'000	17,024	29,337
Depreciation and amortization	$'000	2,490	2,613
Mine operating loss	$'000	(6,249)	(6,483)

Capital expenditures	$'000	2,076	4,976

PRESTEA OPERATING RESULTS
Ore mined - Open pits	t	44,707	228,707
Ore mined - Underground	t	38,678	32,446
Ore mined - Total	t	83,385	261,153
Waste mined - Open pits	t	34,237	505,997
Waste mined - Underground	t	1,208	2,211
Waste mined - Total	t	35,445	508,208
Ore processed - Open pits	t	95,654	344,692
Ore processed - Underground	t	38,678	32,446
Ore processed - Total	t	134,332	377,138
Grade processed - Open pits	g/t	1.32	1.50
Grade processed - Underground	g/t	6.25	8.22
Recovery	%	87.4	88.6
Gold produced - Open pits	oz	3,030	14,629
Gold produced - Underground	oz	7,344	7,481
Gold produced - Total	oz	10,374	22,110
Gold sold - Open pits	oz	3,153	15,026
Gold sold - Underground	oz	7,344	7,481
Gold sold - Total	oz	10,497	22,507

Cost of sales per ounce [1]	$/oz	1,859	1,562
Cash operating cost per ounce [1]	$/oz	1,463	1,306
All-in sustaining cost per ounce¹	$/oz	1,865	1,547
1 See “Non-GAAP Financial Measures” section for a reconciliation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales excluding depreciation and amortization.

For the three months ended March 31, 2019 compared to the three months ended March 31, 2018
Production
Gold production from Prestea was 10,374 ounces in the first quarter of 2019, a 53% decrease from the 22,110 ounces produced during the same period in 2018. This decrease in production was due primarily to the planned reduction from the Prestea Open Pits and a slower than expected ramp up at Prestea Underground.
Prestea Open Pits
The Prestea Open Pits produced 3,030 ounces in the first quarter of 2019, compared to 14,629 ounces in the same period in 2018. This decrease in production was planned, as the Prestea Open Pits were expected to complete gold production in 2018. Mining has continued into the first quarter of 2019 with additional ore being sourced from the pits close to Prestea.
Prestea Underground
Prestea Underground produced 7,344 ounces in the first quarter of 2019 compared to 7,481 ounces in the same period in 2018. Production was 2% lower in the first quarter of 2019 compared to the same period in 2018, as a result of a 24% decrease in ore grade processed, offset partially by a 19% increase in ore tonnes processed. Ore grade was impacted by additional unplanned waste zones within the stopes and increased dilution resulting from over break related to hanging wall failure and long hole drilling efficiency issues. A number of initiatives have been implemented to address these issues and will form part of a broader review of the operation.
Gold revenue
Gold revenue for the first quarter of 2019 was $13.3 million, a decrease of 48% from $25.5 million in the same period of 2018 due mainly to a decrease in gold sales. Gold sold decreased 53% to 10,497 ounces for the first quarter of 2019, compared to 22,507 ounces in the same period of 2018. The decrease was primarily a result of a decrease in gold production from the Prestea Open Pits and Prestea Underground. The average realized gold price increased 2% to $1,264 per ounce for the first quarter of 2019, compared to $1,245 per ounce for the same period in 2018.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $17.0 million for the first quarter of 2019, compared to $29.3 million for the same period in 2018. The decrease was due primarily to a $6.5 million decrease in mine operating expenses related to less production from the Prestea Open Pits, a $4.9 million decrease in operating costs from metals inventory, a $0.8 million decrease in royalty expense resulting from lower gold sales in the period and a $0.2 million decrease in inventory net realizable adjustments and write-offs.
Depreciation and amortization
Depreciation and amortization expense decreased to $2.5 million for the first quarter of 2019, compared to $2.6 million for the same period in 2018 due mainly to a decrease in gold production, offset partially by the commencement of depreciation of Prestea Underground assets as commercial production was achieved on February 1, 2018.
Costs per ounce
Cost of sales per ounce increased 19% to $1,859 for the first quarter of 2019 from $1,562 in the same period in 2018. Cash operating cost per ounce of $1,463 increased 12% to $1,306 for the same period in 2018. The increase in costs per ounce were primarily due to lower gold sales in the period, offset partially by lower miner operating expenses and operating costs from metals inventory.
Capital expenditures
Capital expenditures for the first quarter of 2019 totaled $2.1 million compared to $5.0 million incurred during the same period in 2018. The decrease relates primarily to a $1.5 million decrease in development expenditures and $0.6 million decrease in capitalized borrowing costs relating to Prestea Underground which achieved commercial production on February 1, 2018. In addition, there was a $0.5 million decrease in capital expenditures related to the Prestea Open Pits and Mampon, as some of these deposits ceased production during 2018 and a $0.3 million decrease in exploration drilling.
SUMMARIZED QUARTERLY FINANCIAL RESULTS

			Three Months Ended,
(Stated in thousands of U.S dollars except per share data)	Q1 2019	Q4 2018	Q3 2018[2]	Q2 2018[2]	Q1 2018[2]	Q4 2017[2]	Q3 2017[2]	Q2 2017[2]
Revenues	$67,257	$57,339	$67,738	$77,121	$70,819	$81,845	$87,772	$77,335
Cost of sales excluding depreciation and amortization	43,804	57,565	48,873	57,717	59,574	66,401	53,502	55,173
Net (loss)/income	(2,659)	(11,894)	(4,222)	(7,560)	(395)	13,825	13,703	13,681
Net income/(loss) attributable to shareholders of Golden Star	(1,924)	(9,318)	(3,178)	(6,642)	1,015	12,601	12,117	13,883
Adjusted net income/(loss) attributable to Golden Star shareholders[1]	9,394	(5,211)	3,011	2,408	(2,124)	10,701	19,827	7,703
Net (loss)/income per share attributable to Golden Star shareholders - basic	(0.02)	(0.09)	(0.04)	(0.09)	0.01	0.17	0.16	0.18
Net (loss)/income per share attributable to Golden Star shareholders - diluted	(0.02)	(0.09)	(0.04)	(0.09)	(0.03)	0.16	0.16	0.11
Adjusted income/(loss) per share attributable to Golden Star shareholders - basic[1]	0.09	(0.05)	0.04	0.03	(0.03)	0.14	0.26	0.09
1 See “Non-GAAP Financial Measures” section for a reconciliation of adjusted net income/(loss) attributable to Golden Star shareholders and adjusted income/(loss) per share attributable to Golden Star shareholders (basic) to net (loss)/income attributable to Golden Star shareholders.
2 Per share quarterly financial information has been re-stated to reflect the share consolidation that was implemented on October 30, 2018.

LIQUIDITY AND FINANCIAL CONDITION
The Company held $81.9 million in cash and cash equivalents as at March 31, 2019 compared to $96.5 million in cash and cash equivalents at December 31, 2018. During the three months ended March 31, 2019, operations used $0.6 million, investing activities used $11.3 million and financing activities used $2.8 million of cash.
Before working capital changes, operations provided $14.9 million of operating cash flow during the first quarter of 2019, compared to $0.8 million in the same period in 2018. Cash provided by operations before working capital changes increased primarily due to an increase in consolidated mine operating margin related to Wassa, as Wassa Underground gold sold increased compared to the same period in 2018.
Working capital used $15.5 million during the first quarter of 2019, compared to $4.8 million in the same period in 2018. The working capital changes included a $10.0 million decrease in accounts payable and accrued liabilities, a $3.5 million increase in inventory, and a $2.0 million increase in accounts receivable, offset by a $0.1 million decrease in prepaids and other. Accounts payable and accrued liabilities reduced from $78.5 million at December 31, 2018 to $71.7 million at March 31, 2019. The decrease in accounts payable included $5.3 million in severance payments at Prestea.
Investing activities used $11.3 million during the first quarter of 2019, which included $5.6 million on exploration drilling, $4.6 million on the development of Wassa Underground, $1.6 million on the development of Prestea Underground and $1.3 million on equipment purchases and other. Offsetting these capital expenditures was a $1.8 million increase in accounts payable and deposits on mine equipment and material.
Financing activities used $2.8 million during the first quarter of 2019, compared to $14.1 million in the same period in 2018. Financing activities was comprised of $2.8 million in principal repayments of debt.
LIQUIDITY OUTLOOK
As at March 31, 2019, the Company had $81.9 million in cash and working capital of $1.0 million, compared to $96.5 million in cash and working capital of $5.9 million at December 31, 2018. The Company has completed the development of Prestea Underground and the Company now expects to generate operating margin from its operations. The ramp-up at Prestea Underground to 650 tpd will continue in 2019, during which period a lower operating margin is expected.
The Company expects to incur $49.3 million on capital expenditures during the remainder of 2019 of which $23.2 million is expected to be development capital and $26.1 million is expected to be sustaining capital. The Company's debt repayment and servicing obligations are expected to be $32.0 million for the remainder of 2019. In addition, the Company expects to incur $6.4 million for the settlement of vested performance share units in 2019.
Based on the Company's cash balance together with the operating cash flow that the Company anticipates generating, the Company expects to have sufficient cash available to support its operations and mandatory expenditures for the next twelve months.
TABLE OF CONTRACTUAL OBLIGATIONS
As at March 31, 2019, the Company is committed to the following:

	Payment due by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	4 to 5 years	More than 5 Years	Total
Accounts payable and accrued liabilities	$71,719	$—	$—	$—	$71,719
Debt [1]	25,764	71,306	9,611	—	106,681
Other liability	6,410	—	—	—	6,410
Interest on long-term debt	6,282	11,140	623	—	18,045
Purchase obligations	16,915	—	—	—	16,915
Rehabilitation provisions[2]	8,885	17,882	24,143	21,132	72,042
Total	$135,975	$100,328	$34,377	$21,132	$291,812

[1]	Includes the outstanding repayment amounts from the 7% Convertible Debentures maturing on August 15, 2021, Ecobank Loan III, Ecobank Loan IV, finance leases and the vendor agreement.

[2]	Rehabilitation provisions indicates the expected undiscounted cash flows for each period.
RELATED PARTY TRANSACTIONS
There were no material related party transactions for the three months ended March 31, 2019 and 2018 other than compensation of key management personnel which is presented in Note 18 of the condensed interim consolidated financial statements for the three months ended March 31, 2019. Key management personnel are defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are made on terms equivalent to those prevailing in an arm's length transaction.
OFF-BALANCE SHEET ARRANGEMENTS
The Company has no material off-balance sheet arrangements.
NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms “cash operating cost”, “cash operating cost per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “adjusted net (loss)/income attributable to Golden Star shareholders”, “adjusted (loss)/income per share attributable to Golden Star shareholders”, “cash provided by operations before working capital changes”, and “cash provided by operations before working capital changes per share - basic”.
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cost of sales per ounce” is equal to cost of sales excluding depreciation and amortization for the period plus depreciation and amortization for the period divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period.
“Cash operating cost” for a period is equal to “cost of sales excluding depreciation and amortization” for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write-off and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
“All-in sustaining costs” commences with cash operating costs and then adds the cash component of metals inventory net realizable value adjustments, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses), and accretion of rehabilitation provision. For mine site all-in sustaining costs, corporate general and administrative costs (excluding share-based compensation expenses) are allocated based on gold sold by each operation. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability. Share-based compensation expenses are also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on equity and liability based awards.
The Company believes that “all-in sustaining costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The table below reconciles these non-GAAP measures to the most directly comparable IFRS measures and, where applicable, previous periods have been recalculated to conform to the current definition.

The table below reconciles consolidated cost of sales excluding depreciation and amortization to cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce:

(Stated in thousands of U.S dollars except cost per ounce data)	For the Three Months Ended March 31,
	2019	2018
Cost of sales excluding depreciation and amortization	$43,804	$59,574
Depreciation and amortization	6,862	8,221
Cost of sales	$50,666	$67,795

Cost of sales excluding depreciation and amortization	$43,804	$59,574
Severance charges	(294)	(3,394)
Royalties	(3,474)	(3,830)
Inventory net realizable value adjustment and write-off	(920)	(1,163)
Cash operating costs	$39,116	$51,187
Royalties	3,474	3,830
Inventory net realizable value adjustment and write-off	920	1,163
Accretion of rehabilitation provision	199	214
General and administrative costs, excluding share-based compensation	3,159	3,747
Sustaining capital expenditures	5,368	5,793
All-in sustaining costs	$52,236	$65,934

Ounces sold [1]	53,496	56,311

Cost of sales per ounce	$947	$1,204
Cash operating cost per ounce	$731	$909
All-in sustaining cost per ounce	$976	$1,171
1 Ounces sold used in the calculation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce for the three months ended March 31, 2018 excludes 2,049 pre-commercial production ounces sold at Prestea Underground in January 2018.

The tables below reconcile cost of sales excluding depreciation and amortization to cash operating cost per ounce for each of the operating mines:

	For the Three Months Ended March 31, 2019
(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Prestea	Combined
Cost of sales excluding depreciation and amortization	$26,780	$17,024	$43,804
Depreciation and amortization	4,372	2,490	6,862
Cost of sales	$31,152	$19,514	$50,666

Cost of sales excluding depreciation and amortization	$26,780	$17,024	$43,804
Severance charges	(225)	(69)	(294)
Royalties	(2,799)	(675)	(3,474)
Inventory net realizable value adjustment and write-off	—	(920)	(920)
Cash operating costs	$23,756	$15,360	$39,116
Royalties	2,799	675	3,474
Inventory net realizable value adjustment and write-off	—	920	920
Accretion of rehabilitation provision	63	136	199
General and administrative costs, excluding share-based compensation	2,539	620	3,159
Sustaining capital expenditures	3,504	1,864	5,368
All-in sustaining costs	$32,661	$19,575	$52,236

Ounces sold	42,999	10,497	53,496

Cost of sales per ounce	$724	$1,859	$947
Cash operating cost per ounce	$552	$1,463	$731
All-in sustaining cost per ounce	$760	$1,865	$976

	For the Three Months Ended March 31, 2018
(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Prestea	Combined
Cost of sales excluding depreciation and amortization	$30,237	$29,337	$59,574
Depreciation and amortization	5,608	2,613	8,221
Cost of sales	$35,845	$31,950	$67,795

Cost of sales excluding depreciation and amortization	$30,237	$29,337	$59,574
Severance charges	(3,394)	—	(3,394)
Royalties	(2,366)	(1,464)	(3,830)
Metals inventory net realizable value adjustment	—	(1,163)	(1,163)
Cash operating costs	$24,477	$26,710	$51,187
Royalties	2,366	1,464	3,830
Inventory net realizable value adjustment and write-off	—	1,163	1,163
Accretion of rehabilitation provision	83	131	214
General and administrative costs, excluding share-based compensation	2,302	1,445	3,747
Sustaining capital expenditures	5,052	741	5,793
All-in sustaining costs	$34,280	$31,654	$65,934

Ounces sold [1]	35,853	20,458	56,311

Cost of sales per ounce	$1,000	$1,562	$1,204
Cash operating cost per ounce	$683	$1,306	$909
All-in sustaining cost per ounce	$956	$1,547	$1,171
1 Ounces sold used in the calculation of cost of sales per ounce and cash operating cost per ounce excludes 2,049 pre-commercial production ounces sold at Prestea Underground in January 2018.
“Cash provided by operations before working capital changes” is calculated by subtracting the “changes in working capital” from “net cash provided by operating activities” as found in the statements of cash flows. “Cash provided by operations before working capital changes per share - basic” is “Cash provided by operations before working capital changes” divided by the basic weighted average number of shares outstanding for the period.
We use cash operating cost per ounce and cash provided by operations before working capital changes as key operating metrics. We monitor these measures monthly, comparing each month's values to the values in prior periods to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert management of trends that may cause actual results to deviate from planned operational results. We provide these measures to investors to allow them to also monitor operational efficiencies of the mines owned by the Company.
Cash operating cost per ounce and cash provided by operations before working capital changes should be considered non-GAAP financial measures as defined in Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

Adjusted net income/(loss) attributable to Golden Star shareholders
The table below shows the reconciliation of net (loss)/income attributable to Golden Star shareholders to adjusted net income/(loss) attributable to Golden Star shareholders and adjusted income/(loss) per share attributable to Golden Star shareholders:

(Stated in thousands of U.S dollars except per share data)	For the Three Months Ended March 31,
	2019	2018¹
Net (loss)/income attributable to Golden Star shareholders	$(1,924)	$1,015
Add back/(deduct):
Share-based compensation expense/(recovery)	946	(2,638)
Loss/(gain) on fair value of financial instruments	3,873	(5,442)
Severance charges	294	3,394
Gain on reduction of asset retirement obligations	(275)	(794)
Income tax expense	7,202	2,891
	10,116	(1,574)
Adjustments attributable to non-controlling interest	(722)	(549)
Adjusted net income/(loss) attributable to Golden Star shareholders	$9,394	$(2,123)

Adjusted income/(loss) per share attributable to Golden Star shareholders - basic	$0.09	$(0.03)
Weighted average shares outstanding - basic (millions)	108.8	76.2
1 Weighted average shares outstanding - basic has been re-stated to reflect the share consolidation that was implemented on October 30, 2018.
The Company uses “Adjusted net income/(loss) attributable to Golden Star shareholders” for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net income attributable to Golden Star shareholders. Consequently, the presentation of adjusted net income attributable to Golden Star shareholders enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of non-GAAP measures used by mining industry analysts and other mining companies.
“Adjusted net income/(loss) attributable to Golden Star shareholders” is calculated by adjusting net (loss)/income attributable to Golden Star shareholders for share-based compensation expenses, gain on fair value of financial instruments, loss on conversion of 7% Convertible Debentures, severance charges, gain on reduction of asset retirement obligations and income tax expense. “Adjusted income/(loss) per share attributable to Golden Star shareholders” for the period is “Adjusted net income/(loss) attributable to Golden Star shareholders” divided by the weighted average number of shares outstanding using the basic method of earnings per share.
Adjusted net income/(loss) attributable to Golden Star shareholders and adjusted income/(loss) per share attributable to Golden Star shareholders should be considered non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk-free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
OUTSTANDING SHARE DATA
As of May 1, 2019, there were 108,827,959 common shares of the Company issued and outstanding, 3,984,911 stock options outstanding, 1,191,062 deferred share units outstanding, 1,222,433 share units of 2017 PRSUs outstanding and 7% Convertible Debentures which are convertible into an aggregate of 11,444,000 common shares.

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
For a full list of judgments, estimates and assumptions, please refer to Note 4 of the 2018 Annual Financial Statements.
CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following new and revised standards, effective January 1, 2019. These changes were made in accordance with the applicable transitional provisions.
IFRS 16 Leases specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and applies to annual reporting periods beginning on or after January 1, 2019.
On January 1, 2019, the Company adopted the requirements of IFRS 16 Leases. As a result, the Company updated its accounting policy for leases to align with the requirements of IFRS 16. The Company elected to use the modified retrospective approach to initially adopt IFRS 16 which resulted in recognizing the cumulative effect of prior period amounts as an adjustment to the opening balance sheet through opening deficit on January 1, 2019.
Under IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 7.5%.
The associated right-of-use assets for property leases were measured on a retrospective basis as if the new rules had always been applied. The change in accounting policy affected the following items in the balance sheet on January 1, 2019:

•	Mining interests (plant and equipment) - increase of $0.7 million

•	Long term debt (finance leases) - increase of $0.5 million
The net impact on retained earnings on January 1, 2019 was a decrease of $0.1 million.
IFRIC 23 Uncertainty over income tax treatments clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments effective for years beginning on or after January 1, 2019. There was no accounting impact to the financial statements on adoption of this standard.
FINANCIAL INSTRUMENTS

(Stated in thousands of U.S dollars)	Fair value at March 31, 2019	Basis of measurement	Associated risks
Cash and cash equivalents	$81,868	Amortized cost	Interest/Credit/Foreign exchange
Accounts receivable	5,257	Amortized cost	Foreign exchange/Credit
Trade and other payables	68,108	Amortized cost	Foreign exchange/Interest
Finance leases	1,785	Amortized cost	Interest
Ecobank Loan III	18,572	Amortized cost	Interest
Ecobank Loan IV	16,716	Amortized cost	Interest
7% Convertible Debentures	45,173	Amortized cost	Interest
Vendor agreement	16,959	Amortized cost	Interest/Foreign exchange
Long-term derivative liability	8,050	Fair value through profit and loss	Market price
Amortized cost - Cash and cash equivalents, accounts receivable, trade and other payables, the 7% Convertible Debentures, the Ecobank Loan III, the Ecobank Loan IV, the vendor agreement and the finance leases approximate their carrying values as the interest rates are comparable to current market rates. Carrying value of the vendor agreement has been discounted to reflect its fair value.
Fair value through profit or loss - The fair value of the long-term derivative liability relating to the 7% Convertible Debentures is estimated using a convertible note valuation model. For the three months ended March 31, 2019, a total loss of $3.9 million was recorded to the statement of operations.

DISCLOSURES ABOUT RISKS
The Company's exposure to significant risks include, but are not limited to, the following risks: change in interest rates on our debt, change in foreign currency exchange rates, commodity price fluctuations, liquidity risk and credit risk. In recognition of the Company's outstanding accounts payable, the Company cannot guarantee that vendors or suppliers will not suspend or deny delivery of products or services to the Company. For a complete discussion of the risks, refer to the Company's Annual Information Form for the year ended December 31, 2018 available on the SEDAR website at www.sedar.com.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of March 31, 2019, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management's Report on Internal Control Over Financial Reporting
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this MD&A.

RISK FACTORS AND ADDITIONAL INFORMATION
Additional information regarding the Company, including the Company's Annual Information Form for the year ended December 31, 2018, is available under the Company's profile on SEDAR at www.sedar.com.